UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at JUNE 17, 2013

Commission File Number: 000-15490

QUARTZ MOUNTAIN RESOURCES LTD.
(Translation of registrant's name into English)

1500 - 1040 W Georgia Street, Vancouver, BC, V6E 4H1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Interim Consolidated Financial Statements for the Period Ended April 30, 2013

99.2	Management's Discussion and Analysis for the Period Ended April 30, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quartz Mountain Resources Ltd.
(Registrant)

Date: June 17, 2013	By:	/s/ Paul Mann
Paul Mann
	Title:	Principal Accounting Officer